SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             FORM 12B-25

                              Commission File Number: 333-56675

                     NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F
[ ] Form 10-Q [ ] Form N-SAR

     For Period Ended: December 31, 1998
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:

                                PART I
                        REGISTRANT INFORMATION

Full name of registrant:      ELJER TAX REDUCTION INVESTMENT PLAN

Former name if applicable:

Address of principal executive office (Street and number):
c/o U.S. INDUSTRIES, INC., 101 Wood Avenue South


City, state and zip code:  Iselin, New Jersey 08830-0169

                               PART II
                       RULE 12-b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if
appropriate.)   [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III
                              NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed):

     Zurn Industries, Inc. was merged with U.S. Industries, Inc. on June 11, 1998. As a result, during the following 12 months, the employee benefit operations of Zurn (of which the plan was a part) were transitioned to management of U.S. Industries, Inc. Further, the plan as operated under USI for the second half of 1998 was merged into the USI Retirement Savings & Investment Plan effective January 1, 1999. Financial statements suitable for the annual report on Form 11-K were duly produced; however, through misunderstanding or oversight, the plan auditors were not engaged to review and report on the financials before it was too late for a timely filing.

                               PART IV
                          OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

DOROTHY E. SANDER             (732)          767-0700

     (Name)                   (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        Yes [X]  No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        Yes [ ]  No [X]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 ELJER TAX REDUCTION INVESTMENT PLAN

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 1999                By:  /s/ Dorothy E. Sander
                                   Dorothy E. Sander
                                   Member, Benefits Committee